UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FS BANCORP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

30263Y104

(CUSIP Number)

AWH Capital, L.P.

Attn: Austin Hopper

3899 Maple Avenue, Suite 490

Dallas, TX 75219

(214) 462-9100

with a copy to:

Taylor H. Wilson, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30263Y104

1.	Names of Reporting Persons AWH Capital, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,342
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,342
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,342
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 30263Y104

1.	Names of Reporting Persons AWH Investment Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,342
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,342
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,342
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) OO, HC

CUSIP No. 30263Y104

1.	Names of Reporting Persons AWH Opportunity Fund I, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,342
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,342
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,342
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 30263Y104

1.	Names of Reporting Persons Austin W. Hopper
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 181,342
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 181,342
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 181,342
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.9%
14.	Type of Reporting Person (See Instructions) IN, HC

This Amendment No. 1 to Schedule 13D (this “Amendment”) is jointly filed by and on behalf of each of AWH Capital, L.P., a Delaware limited partnership (“AWH Capital”); AWH Investment Management, LLC, a Delaware limited liability company (“AWH Management”); AWH Opportunity Fund I, L.P., a Delaware limited partnership (the “Partnership”); and Austin W. Hopper (“Mr. Hopper,” and together with AWH Capital, AWH Management and the Partnership, the “Reporting Persons”), to amend the Schedule 13D relating to shares of common stock (the “Common Stock”) of FS Bancorp, Inc., a Washington corporation (the “Issuer”), previously filed by the Reporting Persons with the Securities and Exchange Commission on August 22, 2016 (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged. This Amendment constitutes an “exit filing” with respect to Schedule 13D for the Reporting Persons.

Item 3. Source and Amount of Funds or other Consideration

Item 3 is hereby amended and supplemented as follows:

“In various open market purchases between May 1, 2017, and July 18, 2018, the Partnership acquired an aggregate of 33,300 shares of Common Stock for aggregate consideration of approximately $1,586,505 (including commissions) using working capital.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“(a)     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person are stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group comprised of the Reporting Persons with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b)    Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

The Partnership is the direct beneficial owner of the securities covered by this Schedule 13D. The Partnership has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares of Common Stock of the Issuer owned by it.

As general partner of the Partnership, AWH Capital may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by the Partnership. AWH Capital does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by the Partnership.

As general partner of AWH Capital, AWH Management may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by AWH Capital. AWH Management does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by AWH Capital.

As the sole member of AWH Management, Mr. Hopper may be deemed to have the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by AWH Management. Mr. Hopper does not own any shares of Common Stock of the Issuer directly and Mr. Hopper disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by AWH Management.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c)     Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share (1)	Description of Transaction
07/02/2018	AWH Opportunity Fund I, L.P.		1,230	$63.1743	Open Market Sales
07/03/2018	AWH Opportunity Fund I, L.P.		5,000	$63.575	Open Market Sales
07/18/2018	AWH Opportunity Fund I, L.P.	2,500		$60.989	Open Market Purchases

(1)	Excluding commissions.

(d)     Not applicable.

(e)     The Reporting Persons ceased to beneficially own more than five percent of the outstanding shares of Common Stock on July 2, 2018.”

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13D previously filed on August 22, 2016).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 29, 2018	AWH CAPITAL, L.P.

	By:	AWH Investment Management, LLC
	Its:	General Partner

	By:	/s/ Austin W. Hopper
	Name:	Austin W. Hopper
	Title:	Sole Member

AWH INVESTMENT MANAGEMENT, LLC

	By:	/s/ Austin W. Hopper
	Name:	Austin W. Hopper
	Title:	Sole Member

AWH OPPORTUNITY FUND I, L.P.

	By:	AWH Capital, L.P.
	Its:	General Partner

	By:	AWH Investment Management, LLC
	Its:	General Partner

	By:	/s/ Austin W. Hopper
	Name:	Austin W. Hopper
	Title:	Sole Member

AUSTIN W. HOPPER

/s/ Austin W. Hopper